- - -----------------------------------------------------------------------------




                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549



                                  FORM 11-K

            /X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                     For the period ended December 31, 1995

                                      or


            / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the transition period from ________ to ________


                           Commission file number:
                                   0-14643

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                          KENT ELECTRONICS CORPORATION
              TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST


           B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                          KENT ELECTRONICS CORPORATION
                              7433 Harwin Drive
                             Houston, Texas 77036


- - -----------------------------------------------------------------------------

KENT ELECTRONICS CORPORATION
TAX-DEFERRED
SAVINGS AND RETIREMENT PLAN AND TRUST

FINANCIAL STATEMENTS

DECEMBER 31, 1995 AND APRIL 1, 1995

                            TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS..................  3

FINANCIAL STATEMENTS

  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS..............  5

  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS...  6

  NOTES TO FINANCIAL STATEMENTS.....................................  7

SUPPLEMENTAL SCHEDULES

  ASSETS HELD FOR INVESTMENT........................................ 13

  TRANSACTIONS IN EXCESS OF FIVE PERCENT OF FAIR VALUE OF
   PLAN ASSETS...................................................... 14

            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Plan Committee
of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust


     We have audited the accompanying statements of net assets available for plan benefits of Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust (the Plan) as of December 31, 1995 and April 1, 1995, and the related statements of changes in net assets available for plan benefits for the period from April 2, 1995 to December 31, 1995, and the year ended April 1, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and April 1, 1995, and the changes in its net assets available for plan benefits for the period from April 2, 1995 to December 31, 1995 and the year ended April 1, 1995, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ GRANT THORNTON LLP


Houston, Texas
June 17, 1996

                         KENT ELECTRONICS CORPORATION

               Tax-Deferred Savings and Retirement Plan and Trust
               STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      December 31, 1995 and April 1, 1995

                                         December 31, 1995                                      April 1, 1995
                          --------------------------------------------------  -------------------------------------------------
                                            Kent                                               Kent
                                        Electronics                 Equity                 Electronics                 Equity
                                        Corporation                 Stock                  Corporation                 Stock
                                           Common      Money       Mutual                     Common      Money        Mutual
                                           Stock       Market        Fund                     Stock       Market        Fund
                                         Investment  Investment  Investment                 Investment  Investment   Investment
                             Total        Account     Account      Account      Total        Account     Account      Account
                          ------------  -----------  ----------  ----------  -----------   -----------  ----------   ----------
ASSETS
 Cash equivalents          $   860,441  $    41,722   $815,215  $    3,504   $   819,920   $   27,569    $786,354    $    5,997
 Employer and employee
  contribution receivables     242,981      141,687     20,211      81,083       204,121      130,537      23,656        49,928
 Interfund receivables
  (payables)                         -        7,325     16,139     (23,464)            -        1,718      14,914       (16,632)
 Corporate stocks           18,796,692   18,796,692          -           -     8,544,734    8,544,734           -             -
 Mutual funds                1,305,349            -          -   1,305,349     1,340,595            -           -     1,340,595
                           -----------  -----------   --------  ----------   -----------   ----------    --------    ----------
  Total assets              21,205,463   18,987,426    851,565   1,366,472    10,909,370    8,704,558     824,924     1,379,888
LIABILITIES                          -            -          -           -             -            -           -             -
                           -----------  -----------   --------  ----------   -----------   ----------    --------    ----------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS         $21,205,463  $18,987,426   $851,565  $1,366,472   $10,909,370   $8,704,558    $824,924    $1,379,888
                           -----------  -----------   --------  ----------   -----------   ----------    --------    ----------
                           -----------  -----------   --------  ----------   -----------   ----------    --------    ----------





The accompanying notes are an integral part of these statements.

                        KENT ELECTRONICS CORPORATION

             Tax-Deferred Savings and Retirement Plan and Trust
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS Period from April 2, 1995 to December 31, 1995 and year end April 1, 1995

                                         December 31, 1995                                      April 1, 1995
                          --------------------------------------------------  --------------------------------------------------
                                            Kent                                               Kent
                                        Electronics                 Equity                 Electronics                  Equity
                                        Corporation                 Stock                  Corporation                  Stock
                                           Common      Money       Mutual                     Common      Money         Mutual
                                           Stock       Market        Fund                     Stock       Market         Fund
                                         Investment  Investment  Investment                 Investment  Investment    Investment
                             Total        Account     Account      Account      Total        Account     Account       Account
                          ------------  -----------  ----------  ----------  -----------   -----------  ----------    ----------
Employer contributions     $   495,439  $   495,439    $      -  $        -   $   604,027   $  604,027    $      -    $        -
Employee contributions       1,513,585    1,056,477     198,435     258,673     1,362,806      805,853     220,328       336,625
Investment income              197,144        2,909      41,350     152,885       123,290       28,095      29,123        66,072
Net appreciation
 of investments              9,242,584    9,177,650           -      64,934     3,194,917    3,105,520           -        89,397
                           -----------  -----------    --------  ----------   -----------   ----------    --------    ----------
  Total additions           11,448,752   10,732,475     239,785     476,492     5,285,040    4,543,495     249,451       492,094
Benefits paid to
 participants                1,103,990      953,511      75,943      74,536       591,554      353,290     132,502       105,762
Administrative expenses         48,669       40,010       3,276       5,383        56,905       43,597       5,368         7,940
Interfund transfers                  -     (543,914)    133,925     409,989             -       73,657     (26,741)      (46,916)
                           -----------  -----------    --------  ----------   -----------   ----------    --------    ----------
  Total deductions           1,152,659      449,607     213,144     489,908       648,459      470,544     111,129        66,786
                           -----------  -----------    --------  ----------   -----------   ----------    --------    ----------
  Net increase (decrease)   10,296,093   10,282,868      26,641     (13,416)    4,636,581    4,072,951     138,322       425,308

Net assets available for
 plan benefits
  Beginning of period       10,909,370    8,704,558     824,924   1,379,888     6,272,789    4,631,607     686,602       954,580
                           -----------  -----------    --------  ----------   -----------   ----------    --------    ----------
  End of period            $21,205,463  $18,987,426    $851,565  $1,366,472   $10,909,370   $8,704,558    $824,924    $1,379,888
                           -----------  -----------    --------  ----------   -----------   ----------    --------    ----------
                           -----------  -----------    --------  ----------   -----------   ----------    --------    ----------


The accompanying notes are an integral part of these statements.

                          KENT ELECTRONICS CORPORATION

              Tax-Deferred Savings and Retirement Plan and Trust
                         NOTES TO FINANCIAL STATEMENTS
                      December 31, 1995 and April 1, 1995


NOTE A - DESCRIPTION OF PLAN

The following brief description of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

1.   GENERAL

The Plan is a 401(k) savings and profit sharing plan which was adopted March 30, 1987 for officers and employees of Kent Electronics Corporation, Inc. and subsidiaries (the Company). The Plan is generally subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The purpose of the Plan is to allow participants to make elective contributions to be treated as deferred compensation for income tax purposes and for the Company to make elective contributions as a retirement vehicle for employees.

2.   ELIGIBILITY

Participation in the Plan is voluntary. Membership in the Plan is available to all employees of the Company who have attained the age of 21 years and have completed six months of service.

3.   TRUSTEE

The Smith Barney Trust Company has been designated and appointed as Trustee of the Plan for the plan period from April 2, 1995 to December 31, 1995 and the plan year ended April 1, 1995. The Trustee maintains all assets of the Plan in safekeeping.

4.   EMPLOYEE ELECTIVE CONTRIBUTIONS

Participants may contribute from 1% up to 12% of their earnings as elective contributions. The maximum amount of employee deferral contribution which may be made by a participant for tax years beginning in 1994 was limited to $9,240. Additionally, Internal Revenue Service regulations set a limit on the amount of compensation that highly-paid individuals can defer.

5.   EMPLOYER THRIFT MATCHING CONTRIBUTIONS

The Company shall contribute to the Plan's trust (as a thrift contribution) an amount equal to one hundred percent (100%) of the employee elective contribution up to a maximum of three percent (3%) of eligible compensation. Such contribution is invested in the Company's common stock.

                     KENT ELECTRONICS CORPORATION

         Tax-Deferred Savings and Retirement Plan and Trust
              NOTES TO FINANCIAL STATEMENTS - CONTINUED
                 December 31, 1995 and April 1, 1995


NOTE A - DESCRIPTION OF PLAN - CONTINUED

6.   EMPLOYER PROFIT SHARING CONTRIBUTIONS

The Company may contribute (from its net income or accumulated earnings and profit) to the Plan's trust such amount representing a profit sharing contribution, if any, as shall be determined by the Board of Directors of the employer. Such contribution is invested in the Company common stock.

7.   ALLOCATIONS

Each account that is in existence on the valuation date will be credited or charged with its pro rata portion of the income/loss of the Plan. Profit sharing contributions are to be allocated based upon the ratio of each participant's compensation to total compensation of all eligible participants.

8.   VESTING SCHEDULE

A participant's thrift matching and profit sharing accounts vested percentage will be determined in accordance with the following table:

      Years of Vesting Service           Vested Percentage
      ------------------------           -----------------
      Less than 2 years                            0%
                2 years                           40%
                3 years                           60%
                4 years                           80%
                5 years or more                  100%

Participant contributions vest immediately.

9.   BENEFITS

The Plan provides for various benefits to participants who have fulfilled or met the following requirements:

NORMAL RETIREMENT - Participants of the Plan who retire on or after their normal retirement dates (the first day of the month on or after which the participant reaches normal retirement age of 65) will receive the full value of their account in accordance with terms set forth in the Plan.

                         KENT ELECTRONICS CORPORATION

              Tax-Deferred Savings and Retirement Plan and Trust
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                     December 31, 1995 and April 1, 1995


NOTE A - DESCRIPTION OF PLAN - CONTINUED

EARLY RETIREMENT - Participants who are fifty-five (55) or more years of age, but who have not attained normal retirement date and who have completed five
(5) years of participation in the Plan may retire and receive the full value of their account in accordance with terms as set forth in the Plan.

DISABILITY - If participants become totally and permanently disabled, they will be paid the full value of their account in accordance with terms as set forth in the Plan.

DEATH - If participants in the Plan die, their beneficiary will be paid the full value of their account in accordance with terms as set forth in the Plan.

TERMINATION - If participants terminate their employment with the Company for any reason other than retirement, total and permanent disability, or death, they will be paid the vested value of their account in accordance with terms as set forth in the Plan.

10.   FORFEITURES

Participant's forfeited amounts of employer thrift matching or profit sharing contributions due to termination are used to reduce subsequent employer contributions.

11.   ADMINISTRATIVE EXPENSES

Administrative expenses are paid directly by the Plan.

12.   TOP-HEAVY PLAN PROVISIONS

In the event the Plan should be Top-Heavy for any plan year, as defined by Internal Revenue Code Section 401(a), provisions are set forth in the Plan to remedy such condition.

13.   FISCAL YEAR

During 1995, the Company changed the Plan's year end to December 31. Previously, the Plan's year end corresponded with the Company's which ends on the Saturday closest to the end of March. The fiscal year ended April 1, 1995 consisted of 52 weeks.

                     KENT ELECTRONICS CORPORATION

          Tax-Deferred Savings and Retirement Plan and Trust
               NOTES TO FINANCIAL STATEMENTS - CONTINUED
                 December 31, 1995 and April 1, 1995


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.   BASIS OF ACCOUNTING

The accompanying financial statements are presented on the accrual basis of accounting. Investments held in the Plan are stated at their fair market value.

2.   DETERMINATION OF REALIZED AND UNREALIZED GAIN OR LOSS ON INVESTMENTS

Unrealized appreciation or depreciation of fair market values of investments held at year end and gain or loss on sale of investments during the year are determined using the basis of the applicable investment at the beginning of the year or purchase price, if acquired during the year.

3.   TERMINATION OF PLAN

The Company expects to continue the Plan indefinitely, but reserves the right to change it from time to time, or to terminate it if necessary. A change or termination cannot take away a vested right to Plan benefits resulting from contributions made before the change or termination.

4.   USE OF ESTIMATES

In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        KENT ELECTRONICS CORPORATION

              Tax-Deferred Savings and Retirement Plan and Trust
                 NOTES TO FINANCIAL STATEMENTS - CONTINUED
                     December 31, 1995 and April 1, 1995


NOTE C - INVESTMENTS

Plan investments stated at fair market value consisted of the following:

                                               December 31,     April 1,
                                                  1995            1995
                                               ------------    -----------
Smith Barney Money Funds Cash Portfolio        $   860,441     $   819,920
Investment Company of America                    1,305,349       1,340,595
Kent Electronics Corporation Common Stock       18,796,692       8,544,734
                                               -----------     -----------
                                               $20,962,482     $10,705,249
                                               -----------     -----------
                                               -----------     -----------

These investments represent at least five percent or more of the Plan's assets.

NOTE D - INSURANCE

The Plan is categorized as a defined contribution plan under the Internal Revenue Code and, accordingly, the Plan is not insured by the Pension Benefit Guaranty Corporation.

NOTE E - INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan has received a favorable determination letter from the Internal Revenue Service. The Plan was amended on March 28, 1995 and a new determination letter concerning its Federal income tax status has been requested. The Plan sponsor believes that the Plan will continue to qualify and to operate as designed.

                          SUPPLEMENTAL SCHEDULES

                      KENT ELECTRONICS CORPORATION

            Tax-Deferred Savings and Retirement Plan and Trust
                       ASSETS HELD FOR INVESTMENT
                           December 31, 1995



                           Number of       Cost at          Current value
                            shares     December 31, 1995   December 31, 1995
                           ---------   -----------------   -----------------
Smith Barney Money Funds
    Cash Portfolio          860,441       $  860,441         $   860,441

Investment Company of
 America                     60,405        1,057,731           1,305,349

Kent Electronics
 Corporation
    Common Stock            321,999        5,539,807          18,796,692

                        KENT ELECTRONICS CORPORATION

            Tax-Deferred Savings and Retirement Plan and Trust
                  TRANSACTIONS IN EXCESS OF FIVE PERCENT
                        OF FAIR VALUE OF PLAN ASSETS
             Period from April 2, 1995 to December 31, 1995

                                              Purchase       Selling     Cost of       Net
Identity                        Shares         price         price        asset     gain/loss
- - --------                        ------        --------       -------     --------   ---------
Kent Electronics Corporation
  Stock distribution
  (7 transactions)                 7,292     $        -      $     -    $   83,250(1)  $     -

  Purchases
  (18 transactions)               38,739      1,399,483            -             -           -

Investment Company of
 America

  Sales
  (3 transactions)                 18,630             -      381,696       315,855      65,841

  Purchases
  (13 transactions)                10,003       215,675            -             -           -

Smith Barney Money
  Funds Cash Portfolio

  Sales
  (72 transactions)             2,025,412             -    2,025,412     2,025,412           -

  Purchases
  (78 transactions)             2,065,933     2,065,933            -             -           -


(1) distributed stock had a market value of $325,175.

             CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




     We have issued our report dated June 17, 1996, accompanying the financial statements and schedules included in the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust's Form 11-K for the period from April 2, 1995 to December 31, 1995. We hereby consent to the incorporation by reference of said report in the Registration Statement of Kent Electronics Corporation on Form S-8 (File No. 33-18527).

/s/ GRANT THORNTON LLP



Houston, Texas
June 17, 1996

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       KENT ELECTRONICS
                                       TAX-DEFERRED SAVINGS AND
                                       RETIREMENT PLAN AND TRUST
                                         (Name of Plan)


Date: June 28, 1996               /s/  Stephen J. Chapko
                                       -------------------------------------
                                       Stephen J. Chapko
                                       Secretary of the Plan Administration
                                        Committee